Exhibit 12.1

ORACLE CORPORATION

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Nine Months Ended February 28,
(Dollars in millions)	2015	2014
Earnings(1)
Income before provision for income taxes	$9,137	$9,116
Add: Noncontrolling interests	100	75
Add: Fixed charges	850	711

Total earnings	$10,087	$9,902

Fixed Charges(2)
Interest expense	$817	$674
Estimate of interest in rent expense	33	37

Total fixed charges	$850	$711

Ratio of earnings to fixed charges	12x	14x

(1)	The term “earnings” means the amounts resulting from the following: (a) our income before provision for income taxes, plus (b) the noncontrolling interests in the net income of our majority owned subsidiaries, plus (c) our fixed charges.

(2)	The term “fixed charges” means the amounts resulting from the following: (a) our interest expensed, plus (b) our estimate of the interest component of rent expense.

We do not report any shares of preferred stock outstanding in our consolidated financial statements because our outstanding preferred stock is owned by one or more of our wholly-owned subsidiaries. Our ratio of earnings to combined fixed charges and preferred dividends for any given period is equivalent to our ratio of earnings to fixed charges.